Faegre Drinker Biddle & Reath LLP

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Chicago, IL 60606-1698

(312) 569-1000 (Phone)

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www.faegredrinker.com

September 11, 2020

VIA EDGAR TRANSMISSION

Mr. David Manion

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FS Series Trust

(Registration Nos. 333-235668; 811-23216)

Dear Mr. Manion:

The following responds to the Staff’s comments that you provided by telephone on August 13, 2020 regarding the review of the N-CSR filed by FS Series Trust (the “Registrant”) for its fiscal year ended December 31, 2019.

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Registrant’s response.

1.	Comment: Please confirm that the following total return swap baskets/indices are publicly available since the notional value is more than 1% of the net asset value (“NAV”) for certain Funds: (i) Barclays IDMF Strategy Index; (ii) Deutsche Bank Diversified Rates Strategy Index 008; (iii) Deutsche Bank Trend Intraday Equity Index; and (iv) JPM QES Basket Index.

Response: The components of the total return swap baskets/indices referenced above were not publicly available as of the balance sheet date. The Registrant confirms that, going forward, it will comply with the disclosure requirements of Rule 12-13C of Regulation S-X with respect to any open swap contracts, as applicable.

2.	Comment: The Staff notes that the Funds had significant exposure to derivatives prior to the fiscal year end, but the Management Discussion of Fund Performance (“MDFP”) does not discuss the effects of derivatives on the Funds. The discussion references various strategies but does not discuss how derivatives are used to achieve these strategies. In future shareholder reports, please include a discussion of derivatives and their usage and the impact of these instruments when discussing strategies in which derivatives have had a significant impact on the performance of a Fund.

Response: The Registrant confirms that, in future shareholder reports, it will include a discussion of derivatives and their usage and the impact of these instruments in the MDFP when discussing strategies in which derivatives have had a significant impact on the performance of a Fund.

Mr. David Manion

September 11, 2020

3.	Comment: Please confirm in correspondence that the Funds have significant liquid assets to meet their obligations for their significant derivatives holdings.

Response: The Registrant so confirms.

4.	Comment: The Multi-Strategy Alternatives Fund includes two periods in the Statement of Changes of Net Assets. However, in the Notes section, the Fund only discloses one year of distributions on a tax basis. In future shareholder reports, please ensure that disclosures for all relevant periods are included. Specifically, if a Fund includes two years in the Statement of Changes in Net Assets, distributions should be shown for both years.

Response: The Registrant confirms that, in future shareholder reports, it will ensure that disclosures for all relevant periods are included.

5.	Comment: During the fiscal year, the following three funds reported NAV errors on Form N-CEN: FS Multi-Strategy Alternatives Fund, FS Global Macro Fund and FS Real Asset Fund. Please discuss in correspondence the nature of the NAV errors, confirm that reprocessing has been completed, and confirm whether any remediation steps were necessary to prevent similar occurrences in the future.

Response: Below is an analysis of the NAV errors affecting the three funds noted in response to Item B.22 of the Registrant’s Form N-CEN filing for the period ended December 31, 2019. There was a total of five NAV errors that were in scope.

Fund Name	Date(s) of NAV Error	Cause and Magnitude of the NAV Error	Has Reprocessing or Other Corrective Action Been Completed?	Remediation Efforts to Prevent Similar Occurrences
FS Multi-Strategy Alternatives Fund	2/20/19	The Fund’s portfolio manager provided inaccurate trade instructions that understated the cost of an acquired investment and resulted in phantom unrealized appreciation. As a result, the NAV was overstated by $0.04/share in both classes.	Yes. Cash was provided to the two materially impacted purchasing shareholders that initially paid too much for their shares. The dilution caused by redeeming shareholders receiving too much for their shares was immaterial and thus did not require Fund reimbursement in accordance with the Fund’s Board-approved NAV Error Reimbursement Policy.	Additional review procedures involving the recalculation of key transaction terms have been put into place.

Mr. David Manion

September 11, 2020

Fund Name	Date(s) of NAV Error	Cause and Magnitude of the NAV Error	Has Reprocessing or Other Corrective Action Been Completed?	Remediation Efforts to Prevent Similar Occurrences
FS Multi-Strategy Alternatives Fund	3/28/19	The Fund’s administrator inadvertently reversed previously accrued income on a security when it updated an aspect of the security detail in its accounting system. As a result, the NAV was understated by $0.02/share in Class I and $0.01/share in Class A.	Yes. The one redeeming shareholder account that was materially disadvantaged was provided cash in the amount of the original underpayment. Dilution caused by the purchasing shareholders that received too many shares was immaterial and thus did not require Fund reimbursement in accordance with the Fund’s Board-approved NAV Error Reimbursement Policy.	A discussion was held with the administrator who informed Fund personnel that it had re-trained its accounting team on how to adjust certain security details without affecting previously accrued income.
FS Multi-Strategy Alternatives Fund	10/31/19 - 11/5/19	The Fund’s administrator mispriced a money market fund holding at 1.0020 instead of 1.0002 for four consecutive days which resulted in the NAV being overstated by $0.01/share in both classes during the error period.	Yes. Additional shares were issued to purchasing shareholders that initially paid too much for those shares. The dilution caused by redeeming shareholders receiving too much for their shares was immaterial and thus did not require Fund reimbursement in accordance with the Fund’s Board-approved NAV Error Reimbursement Policy.	A discussion was held with the administrator who informed Fund personnel that it had re-trained its accounting team on how to detect and escalate four decimal place money market fund prices that deviate from the prior day price by more than a few basis points.
FS Global Macro Fund	5/10/19	An index total return swap was priced incorrectly by Bloomberg because a third party had sent them an incorrect price for the underlying index resulting in an understatement of the NAV by $0.09/share	There were no purchases or sales on the day of the error. Accordingly, no reprocessing was necessary. The correct value was subsequently applied.	None. The error was not something within the control of the Fund.
FS Real Asset Fund	7/1/19	The Fund’s administrator erroneously recorded a one-time expense adjustment twice and failed to properly respond to an expense impact alert generated by its accounting system resulting in an understatement of NAV by $0.02/share.	There were no purchases or sales on the day of the error. Accordingly, no transaction reprocessing was necessary. However, because the error occurred on the Fund’s dividend ex-date, the distribution was reprocessed.	A discussion was held with the administrator who informed Fund personnel that it had re-trained its accounting team on how to respond to expense impact alerts in its accounting system with an emphasis on the fact that they must make sure nothing has changed even if they reviewed the activity earlier in the day.

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We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Very truly yours,

/s/ David L Williams

David L. Williams